Exhibit 4.45

11 July, 2002
ZRVITPF Fi/dh
kBI-1 20v2

INDENT 19 DEFERRED PAYMENT AGREEMENT

This AGREEMENT is made on 11 July, 2002

between

(1)

OPEN JOINT STOCK COMPANY “KB Impuls” (hereafter referred to as “KBI”), an open joint stock company registered under Russian Federation law, whose registered office/principal place of business is situated at 8 Marta Ulitsa, 10, building 14, room 319, Moscow 127083, Russia, in the person of its General Director, Mr. Sergey Avdeev, acting on the basis of its charter, of the first part;

(2)

ALCATEL SEL AG (hereinafter referred to as “ALCATEL”), a company registered under German law whose registered office is situated at Lorenz Strasse 10, 70435 Stuttgart, duly represented by the undersigned officers on the basis of a Power of Attorney, of the second part.

Whereas, KBI and ALCATEL have entered into the FRAME CONTRACT.

Whereas, the Parties have concluded INDENT 19 which provides that KBI may opt for the deferral of payments of amounts owing to ALCATEL up to the maximum amount stated in this agreement and in accordance with the terms and conditions set out hereunder.

Now, therefore, in consideration thereof, it is agreed by and between the parties hereto as follows:

ARTICLE 1.

DEFINED TERMS

In this agreement the following terms and expressions shall have the following meanings when written in capital letters (terms defined in the singular shall have the same meaning when used in the plural and vice versa).

AGREEMENT

Shall mean this Indent 19 Deferred Payment Agreement entered into between the parties.

BUSINESS

Shall mean the business of providing the services of a DCS-1800 and/or GSM 900 cellular radiotelephone network in the city of Moscow and Moscow region.

BUSINESS DAY

Shall mean a day on which banks are open for business in Moscow, New York and Frankfurt.

DATE OF ACCEPTANCE

Shall mean in respect of INDENT 19 the date of the Acceptance Certificate (as defined in Article 8 of INDENT 19).

DEFERRED PAYMENT FACILITY

Shall mean the deferred payment facility granted by ALCATEL to KBI pursuant to Article 3.1 of the AGREEMENT.

EFFECTIVE DATE

Shall mean the date of completion of the conditions precedent as set forth in Article 11 hereof for PHASE 19.

EQUIPMENT

Shall mean the hardware items with associated software and technical documentation which ALCkTEL is required to supply under INDENT 19.

EURIBOR

Shall mean in relation to any amount due under the DEFERRED PAYMENT FACILITY:

the applicable Screen Rate; or

(if no Screen Rate is available for the relevant period) the arithmetic mean of the rates (rounded upwards to four decimal places) as quoted to ALCATEL at its request by three leading banks in the European interbank market for the offering of deposits in Euro for a period comparable to the relevant period on the date on which the relevant amount was due, where

“Screen Rate” means the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, ALCATEL may specify another page or service displaying the appropriate rate.

EVENT OF DEFAULT

Shall mean each or any of the events set out in Article 13 of this AGREEMENT.

FRAME CONTRACT

Shall mean the Frame Contract No. II for the Supply of Switching, Radio or other Telecommunication Equipment dated 19 May 2000 for the supply of a DCS 1800 and/or GSM 900 Radio Telephone Communications System as amended by the First Amendment dated 04 July, 2000 and as further amended from time to time, the terms of which are known to VIMPELCOM.

GUARANTEE

Shall mean the Deed of Guarantee made by VIMPELCOM in favour of ALCATEL in respect of INDENT 19 of even date herewith, the terms of which are fully known and accepted by KBI.

INDENT

Shall mean Annex 5t for Phase 19 (Indent No. 19) to the FRAME CONTRACT of even date herewith, executed by ALCATEL and KBI under the FRAME CONTRACT defining the material list of EQUIPMENT to be supplied under INDENT 19.

K-TYPE ACCOUNT

Shall mean the account specified as such in Instruction No. 93-I of the Central Bank of the Russian Federation dated 12.10.2000.

LICENCE

Shall mean licence No. 10005 awarded by the Ministry of Communications of the Russian Federation to KB Impuls and valid until 28 April 2008 and extensions or renewal thereof to operate a DCS-1800 and/or GSM 900 radiotelephone communication system for Moscow city and the Moscow region, (comprising approximately 15 million inhabitants) and all permits necessary properly to exercise the LICENCE and to develop and operate such type of communication.

NON-RESIDENT BANK

Shall mean a bank established outside the Russian Federation that has a K-type Account with Citibank T/O, Moscow, or another Russian authorized bank, provided that ALCATEL has approved such bank.

PHASE 19

Shall mean Phase 19 (Indent 19) under the FRAME CONTRACT (for avoidance of doubt, being the fifteenth phase under the FRAME CONTRACT and being numbered as 19, to continue numbering from the previous Frame Agreement between the Parties dated 25 May 1996).

PLEDGE AGREEMENT

Shall mean the Pledge Agreement between the parties dated 25 May 1996 as amended by the First Amendment dated 8 December 1999, the Second Amendment dated 19 May 2000, the Third Amendment dated 23 August 2000, the Fourth Amendment dated 7 September 2000, the Fifth Amendment dated 6 November 2000 and the Sixth Amendment dated 26 December 2000, the Seventh Amendment dated 7 February 2001, the Eighth Amendment dated 16 February 2001, the Ninth Amendment dated 22 March 2001, the Tenth Amendment dated 9 May 20001, the Eleventh Amendment dated 17 May 2001, the Twelfth Amendment dated 22 June 2001, the Thirteenth Amendment dated 20 July 1001, the Fourteenth Amendment dated 8 October 2001, the Fifteenth Amendment dated 29 October 2001, the Sixteenth Amendment dated 5 November 2001, the Seventeenth Amendment dated 12 November 2001, the Eighteenth Amendment dated 30 November 2001, the Nineteenth Amendment dated 08 January 2002, the Twentieth Amendment dated 08 January 2002, the Twenty-First Amendment dated 27 March 2002, the Twenty-Second Amendment dated 17 April 2002, the Twenty-Third Amendment dated 17 April 2002 and the Twenty-Fourth Amendment of even date herewith and as further amended from time to time.

POTENTIAL EVENT OF DEFAULT

Shall mean any event or circumstance which, if continued after the giving of any notice and/or (as the case may be) the making of any determination would become an EVENT OF DEFAULT.

PROJECT

Shall mean the development of a large-scale DCS-1 800 and/or GSM 900 radiotelephone communication network in Moscow city and the Moscow region in accordance with the LICENCE and FRAME CONTRACT.

ROUBLES

Shall mean the lawful currency of the Russian Federation.

SERVICES

Shall mean the network planning, site survey, installation and training to be provided for PHASE 19 under the SERVICES CONTRACT.

SERVICES CONTRACT

Shall mean the agreement for the provision of SERVICES in respect of the installation of the EQUIPMENT and related matters between KBI and the SERVICE PROVIDER.

VIMPELCOM

Shall mean Open Joint Stock Company “Vimpel-Communications”, an open joint stock company organised under Russian law whose principal location/registered office is at 8 Marta Ulitsa, 10 building 14, Moscow 125083, Russia.

Any terms written in capitals in this AGREEMENT which have not been defined in this Article 1 shall unless the context otherwise requires have the meaning given to them-in the FRAME CONTRACT.

ARTICLE 2.

PAYMENT TERMS

2.1

Payment Commitment

KBI irrevocably commits itself to pay to ALCATEL the price of the EQUIPMENT ordered by KBI under the INDENT 19, as expressed in Article 2.2 of this AGREEMENT.

All such payments will be made in EURO.

2.2

Payment terms for EQUIPMENT are as follows:

2.2.1

the sum of EURO 1.800.000,00 (one million eight hundred thousand EURO) being 15% of the sum of EURO 12.000.000,00 (twelve million EURO) shall be paid by KBI to ALCATEL upon the presentation by ALCATEL of the corresponding invoice on the day falling 8 calendar days before the date of loading by ALCATEL for shipment to KBI of the first consignment of the EQUIPMENT (the “START DATE PHASE 19”). Such invoice may be presented by ALCATEL not earlier than 60 calendar days and not later than 10 calendar days before START DATE PHASE 19. ALCATEL shall obtain and together with such invoice provide KBI with the original of a guarantee to a maximum amount of EURO 1.800.000,00 (one million eight hundred thousand EURO) from an international bank in respect of ALCATEL’s obligation to return to KBI such down-payment or part of it, if within 90 calendar days from such down-payment EQUIPMENT for PHASE 19 delivered at the point of customs clearance in the City of Moscow or Moscow Region (Moskovskaya Oblast) is less in value than the amount of such down-payment.

2.2.2

the remainder of the price of the EQUIPMENT being the sum of EURO 10.200.000,00 (ten million two hundred thousand EURO) shall be paid by KBI to ALCATEL to an account specified by ALCATEL within 30 days of the arrival of the corresponding consignment of the EQUIPMENT at the point of customs clearance (customs warehouse) in the City of Moscow or Moscow Region (Moskovskaya Oblast). Notwithstanding the foregoing if ALCATEL shall have received written notice from KBI in accordance with Article 2.2.2 of INDENT 19 of the exercise of KBI’s option to use the DEFERRED PAYMENT FACILITY and following satisfaction of the other conditions to effectiveness provided inter alia in Article 11 of this AGREEMENT then such sum shall be payable by KBI to ALCATEL in accordance with the other provisions of this AGREEMENT.

ARTICLE 3.

AMOUNT – CURRENCY – PURPOSE - UTILISATION

3.1

Amount

With effect on and from the EFFECTIVE DATE, ALCATEL agrees to grant to KBI the DEFERRED PAYMENT FACILITY for an aggregate amount of EURO 10.200.000,00 (ten million two hundred thousand EURO).

3.2

Currency

This DEFERRED PAYMENT FACILITY will be granted in EURO.

3.3

Purpose

ALCATEL and KBI agree that the DEFERRED PAYMENT FACILITY shall be exclusively used by

KBI in order to finance the payments of the price of the EQUIPMENT stated in the invoices madeby ALCATEL in accordance with the provisions of PHASE 19, INDENT 19 and the FRAME CONTRACT.

3.4

Utilisation

This DEFERRED PAYMENT FACILITY will be utilised subject in particular to the provisions of Articles 3.5 and 11 of the AGREEMENT and to the presentation by ALCATEL to KBI of the following documents for the relevant consignment of EQUIPMENT:

•

a copy of the commercial invoice

•

a copy of the shipping documents

The utilisation of the DEFERRED PAYMENT FACILITY shall be deemed to have been made by KBI for payments due by KBI pursuant to Article 2.2.2 hereof.

3.5

The DEFERRED PAYMENT FACILITY will only be available for utilisation if, on the proposed date for utilisation:

3.5.1

all representations and warranties in Article 10 have been complied with and would be correct if repeated on that date by reference to the circumstances then existing; and

3.5.2

no EVENT OF DEFAULT or POTENTIAL EVENT OF DEFAULT has occurred on or before that date or will occur as a result of that utilisation.

ARTICLE 4.

PERIOD OF UTILISATION OF THE DEFERRED PAYMENT FACILITY

The DEFERRED PAYMENT FACILITY shall be available in accordance with Article 3 hereof.

ARTICLE 5.

REIMBURSEMENT OF THE DEFERRED PAYMENT FACILITY

The amounts due by KBI under the DEFERRED PAYMENT FACILITY shall be repaid by KBI to ALCATEL as follows:

5.1

Principal: In 6 (six) equal and consecutive semi-annual installments, the first such installment becoming due six months after the DATE OF ACCEPTANCE provided that such first installment shall in any event become due no later than 28 August, 2003;

5.2

Interest accruing on the full outstanding amount of the DEFERRED PAYMENT FACILITY shall be payable in arrears in full on the date for the repayment of each semi-annual installment of principal.

ARTICLE 6.

[intentionally omitted]

ARTICLE 7.

INTEREST

7.1

Computation

Interest due in respect of the DEFERRED PAYMENT FACILITY will be computed at the following rate per annum:

6-month EURIBOR + 2.9%

Such interest will be calculated on a 365 over 360 day basis and the actual number of days elapsed.

7.1.1

In respect of the DEFERRED PAYMENT FACILITY:

For the calculation of interest there will be six consecutive interest periods. The first interest period shall be the period starting on the date falling 30 days after delivery of the first consignment of the EQUIPMENT to the point of customs clearance (customs warehouse) in the City of Moscow or Moscow Region (Moskovskaya Oblast) and ending on the date for the first repayment to be made pursuant to Article 5. Each subsequent interest period shall start on the last date of the preceding period and end on the next date for repayment to be made under PHASE 19 pursuant to Article 5.

7.1.2

The rate of interest in respect of the first interest period shall be the rate determined by Alcatel and notified to KBI by applying the above mentioned interest rate irrespective of the actual duration of such first interest period on the date falling 2 BUSINESS DAYS prior to the date faIling 30 days after the delivery of the first consignment of EQUIPMENT (as the case may be) to the point of customs clearance (customs warehouse) in the City of Moscow or Moscow Region (Moskovskaya Oblast).

The rate of interest in respect of each subsequent interest period shall be the rate determined by ALCATEL according to this AGREEMENT and notified to KBI two BUSINESS DAYS prior to the commencement of such interest period.

If an interest period would otherwise end on a day which is not a BUSINESS DAY, that interest period will instead end on the next BUSINESS DAY.

7.2

Delayed payment

7.2.1

If KBI does not pay the sums payable under this AGREEMENT when due, it shall pay interest on the amount from time to time outstanding in respect of that overdue sum for the period beginning on its due date and ending on the date of its receipt by ALCATEL (both before and after judgment) in accordance with this Article 7.2.

7.2.2

Such interest shall be calculated and payable by reference to successive interest periods, each of which (other than the first, which shall begin on the due date) will begin on the last day of the previous period. Each such period will be for a duration of six months and the rate of interest applicable for a particular period will be EURIBOR (calculated on the first day of that interest period) plus 9 per cent per annum. For the avoidance of doubt interest payable under this Article 7.2 is payable in respect of the actual period in respect of which any delayed payment is outstanding and not in respect of 6 month periods.

7.2.3

Interest payable under this Article 7.2 shall be capitalised on the last day of each period in respect of which it is calculated and on the date of payment of the overdue sum. Any interest which is not paid when due will be added to the overdue sum and will itself bear interest accordingly.

ARTICLE 8.

FINANCIAL EXPENSES

All charges, fees and stamp duties (including legal fees) accruing in connection with the conclusion, implementation and enforcement of this AGREEMENT shall be paid by KBI on demand (or in the case of stamp duties) promptly and in any event before any interest or penalty becomes payable.

ARTICLE 9.

PAYMENTS

9.1

Prepayment

KBI may prepay all or part of the principal sums due under this AGREEMENT on any date, provided that:

9.1.1

KBI shall give to ALCATEL at least 30 (thirty) days’ prior notice of each payment, specifying the principal amount to be prepaid and the date ofproposed prepayment;

9.1.2

Each partial payment of principal shall be in aggregate amount a minimum of EURO 100,000 (one hundred thousand) and shall be a whole multiple of EURO 100,000 (one hundred thousand);

9.1.3

The interest on the principal prepaid, accrued to the date of prepayment, shall be repaid in full on the date of prepayment together with any other sum then due under the AGREEMENT.

Notwithstanding anything to the contrary in this Agreement, upon the occurrence of any event which will constitute an EVENT OF DEFAULT if not cured within a cure period as provided in Article 13.2, KBI shall have the right to prepay in full the principal sums due under this AGREEMENT, along with any accrued interest thereon and any other amounts outstanding under this AGREEMENT, within any originally applicable cure period without any prior notice to ALCATEL. Should KBI effect any such prepayment, it shall indemnify ALCATEL or the assignee as the case may be for any cost of broken funds.

All sums prepaid pursuant to this Article shall be applied in the reverse order of the maturity dates of all amounts outstanding under the DEFERRED PAYMENT FACILITY and in the same order as provided in Article 9.3 and interest shall be cancelled or adjusted accordingly.

No amount repaid whether under this or any other Article under this AGREEMENT may be redrawn.

Should, however, ALCATEL intend to assign all or part of its rights and obligations under this AGREEMENT for refinancing purposes as outlined in Article 18.2 hereinafter, it shall give written notice thereof to KBI. Upon receipt of such written notice KBI shall have the option within 30 calendar days to prepay all or part of the principal sums due hereunder by applying the prepayment rules stated herein above. Regarding any amount not prepaid by KBI to ALCATEL within such 30 day period such right to prepay shall be cancelled. Should KBI effect any may be for cost of broken funds.

9.2

Method of payment

Payments in favour of ALCATEL shall be made on the due date before 10.00 a.m. local time (Frankfurt time) on the account to be notified by ALCATEL or another account which shall be from time to time designated to KBI in writing with at least 30 (thirty) days advance notice.

If the due date is not a BUSINESS DAY, payment shall be made the next succeeding BUSINESS DAY unless the next BUSINESS DAY falls in the next succeeding calendar month, in which case the immediately preceding BUSINESS DAY shall be deemed to be the date of payment.

Payments will be paid in Euro.

At any time after an EVENT OF DEFAULT described in Article 13.2. of this AGREEMENT has occurred, amounts due under the DEFERRED PAYMENT FACILITY shall, upon receipt by KBI of a written notice from ALCATEL, be paid by KBI in ROUBLES to the K-type Account of a NonResident Bank. In this case, KBI shall pay to the K-type Account of the Non-Resident Bank an amount in ROUBLES that is sufficient to ensure that, after such ROUBLES have been converted into EUROS, and after any fees, commissions, expenses, conversion charges, costs and other amounts have been deducted (whether on account of banking services or otherwise), ALCATEL will receive an amount in EUROS equal to the amount in EUROS that is owing to it under the other provisions of this AGREEMENT. The obligations of KBI hereunder will only be discharged to the extent that ALCATEL receives into its account in Germany full payment in EUROS in relation to all amounts due hereunder.

For avoidance of doubts this provision is only an option for ALCATEL and does not create any rights for KBI.

9.3

Application of payment

Payments received from KBI shall be applied upon the then existing indebtedness of KBI pursuant to this AGREEMENT in the following order, in each case starting with the oldest maturities:

9.3.1

interest for late payment;

9.3.2

interest;

9.3.3

any other amount due pursuant to this AGREEMENT with the exception of principal;

9.3.4

principal;

9.3.5

principal in advance, in inverse chronological order of the maturity date of the instalments.

9.4

Taxes, Absence of Deductions

Notwithstanding that KBI shall pay the taxes on the amounts due to ALCATEL in accordance with the terms of Article 3.3 of the FRAME CONTRACT all payments by KBI pursuant to this AGREEMENT shall be made to ALCATEL free and clear of and without set-off or counterclaim and without deduction of any taxes, duties, withholdings or similar charges of any nature whatsoever, present or future, in Russia or any political subdivision thereof, unless KBI shall be compelled by law to make such deductions, in which case:

9.4.1

KBI shall pay such additional amounts as may be necessary in order that the net amounts received by ALCATEL shall equal the gross amounts of principal and interest agreed to be paid under this AGREEMENT as if no such deduction or withholding had taken place; and

9.4.2

KBI will immediately forward to ALCATEL written evidence of the payment of such deductions, taxes or duties withheld.

In any event the Parties shall cooperate in good faith in order to avoid any withholding or deduction (when lawful) and double taxation and shall provide to each other all documents reasonably required under the relevant legislation.

ARTICLE 10.

REPRESENTATIONS AND WARRANTIES

KBI acknowledges that ALCATEL has entered into this AGREEMENT in full reliance on the representations made by KBI in the following terms; and KBI now warrants and represents in favour of ALCATEL that:

10.1

KBI is duly registered and validly existing under the laws of the Russian Federation as a joint stock company and has power to carry on its business as it is now being conducted and to use and enjoy its property and other assets, and has satisfied all its tax obligations;

10.2

KBI has a LICENCE which authorizes it to carry out the PROJECT

10.3

the execution, delivery and performance of this AGREEMENT, INDENT 19, the FRAME CONTRACT, the SERVICE CONTRACT and the Twenty- Fourth Amendment to the PLEDGE AGREEMENT are within its corporate powers, have been duly authorised by all necessary corporate action, and do not conflict with or violate any law, regulation, decree, ruling, judgment or order, or KBI founding documents, or any contract or other instrument binding upon KBI or any of its assets nor result in the creation or imposition of any lien or charge on any property of KBI, or result in the acceleration of any obligation, or in a condition or event which constitutes an event of default under any agreement or instrument binding upon KBI or conflict with any present liabilities of KBI;

10.4

INDENT 19, the FRAME CONTRACT, the SERVICE CONTRACT, this AGREEMENT and the Twenty- Fourth Amendment to the PLEDGE AGREEMENT to be delivered thereunder constitute the legal, valid and binding obligations of KBI, enforceable in accordance with their respective terms;

10.5

on the EFFECTIVE DATE of the DEFERRED PAYMENT FACILITY, all authorisations, consents, approvals and licences of all competent authorities in the Russian Federation will have been obtained, all material contracts necessary to the implementation of the LICENCE will be effective and all filings, registrations, recordings and notarisations, required or appropriate for the validity, delivery, performance, enforceability or admissibility in evidence in the courts of Russia of INDENT 19, the FRAME CONTRACT, the SERVICE CONTRACT, the GUARANTEE, this AGREEMENT and the Twenty Second Amendment to the PLEDGE AGREEMENT to be delivered hereunder, will have been obtained and will be valid, and in full force and effect;

10.6

there is no litigation, arbitration or administrative proceeding in course or to the knowledge of the officers of KBI, pending or threatened against KBI which could have a material adverse effect on the BUSINESS, assets or financial status of KBI;

10.7

KBI is not in breach of any obligation under any agreement to which it is a party or by which it may be bound, which breach would affect the ability of KBI to perform any of its obligations under this AGREEMENT;

10.8

no EVENT OF DEFAULT or POTENTIAL EVENT OF DEFAULT has occurred and is continuing or will occur as a result of any utilisation under the DEFERRED PAYMENT FACILITY; nor is KBI, to an extent or in a manner which could affect the ability of KBI to perform any of its obligations under this AGREEMENT, in breach or default under any other agreement;

10.9

all information and reports furnished by KBI to ALCATEL under the AGREEMENT are true and accurate in all material respects and not misleading, and do not omit any material facts for which reasonable enquiries have been made to verify the accuracy of such assumptions;

10.10

KBI has the technical and commercial abilities to operate the PROJECT, and KBI either itself or through personnel of the Group that KBI is authorised to use has sufficient qualified management and technical personnel to support the execution and operation of the PROJECT;

The representations and warranties set out in Articles 10.1, 10.3, and 10.4 of this AGREEMENT shall be deemed to be repeated on the first day of each interest period (as determined in accordance with Article 7.1.1 of this AGREEMENT).

ARTICLE 11.

CONDITIONS OF EFFECTIVENESS

11.1

The obligation of ALCATEL to provide the DEFERRED PAYMENT FACILITY hereunder is subject to the conditions precedent that:

11.1.1

ALCATEL shall have received written notice from KBI pursuant to and in accordance with Article 2.2.2 of INDENT 19, of the exercise of KBIs option to use the DEFERRED PAYMENT FACILITY.

11.1.2

to the extent that KBI exercises its option to finance INDENT 19 thereby, obtaining by VIMPELCOM and KBI of all necessary shareholder and other internal consents and authorisations (in each case in a form reasonably satisfactory to ALCATEL) in connection with preparation, negotiation and signing of this AGREEMENT, the Twenty- Fourth Amendment to the PLEDGE AGREEMENT and the GUARANTEE;

11.1.3

INDENT 19, the GUARANTEE, this AGREEMENT and the Twenty- Fourth Amendment to the PLEDGE AGREEMENT have been signed in a form and substance satisfactory to ALCATEL;

11.1.4

ALCATEL shall have received payment in full of the amount due from KBI in accordance with Article 2.2.1; and

11.1.5

to the extent that any EQUIPMENT has been delivered to KBI under INDENT 19 or the FRAME CONTRACT prior to or on the date of the satisfaction of the conditions precedent contained in Articles 11.1.1, 11.1.2, 11.1.3 and 11.1.4 ALCATEL shall have received an extract from the register of pledges of KBI evidencing the restriction of a hard pledge over such EQUIPMENT securing KBI’s obligations under this AGREEMENT and the Deferred Payment Agreement between the parties dated 25 May 1996 as amended from time to time.

11.2

The obligation of ALCATEL to continue to provide the DEFERRED PAYMENT FACILITY and to make further deliveries under the terms of the FRAME CONTRACT and INDENT 19 on deferred payment terms is subject to the conditions precedent that arising on the EFFECTIVE DATE of the DEFERRED PAYMENT FACILITY:

11.2.1

no breach of covenant or EVENT OF DEFAULT or POTENTIAL EVENT OF DEFAULT within the meaning of Article 12 and 13 hereinafter, shall have occurred and be continuing on the date of the DEFERRED PAYMENT FACILITY;

11.2.2

the representations and warranties made by KBI, as set forth in Article 10 hereof, and made by VIM PELCOM under the GUARANTEE shall be true and correct on and as of the date of the making of the DEFERRED PAYMENT FACILITY with the same force and effect as if made on and as of such date;

11.2.3

the conditions of effectiveness defined in paragraph 11.1 above continue to be satisfied and that nothing has occurred (and which may have a substantial impact on the performance hereof) which would restrict (i) KBI’s ability to perform its obligations hereunder or under the FRAME CONTRACT, the SERVICE CONTRACT or INDENT 19 or to operate the EQUIPMENT or to effect repayments hereunder, (ii) VlMPELCOM~s ability to perform their respective obligations under the GUARANTEE; and

11.2.4

ALCATEL shall have received the names and specimen signatures of KBI’s representatives who are duly authorised to sign the documents required under this AGREEMENT, duly authenticated by a notary in accordance with Russian legislation approved by ALCATEL.

11.3

ALCATEL will notify KBI in writing at such time as all the above conditions precedent have been fulfilled.

ARTICLE 12.

COVENANTS

KBI hereby covenants that as of the date of this AGREEMENT and as long as any amount remains due by it pursuant to this AGREEMENT:

12.1

KBI shall obtain all authorisations, orders, consents and approvals which may be required after the EFFECTIVE DATE of the DEFERRED PAYMENT FACILITY for the fulfilment of any of its obligations hereunder and for KBI to implement the PROJECT and to exercise its rights effectively under the LICENCE;

12.2

KBI shall not merge with another company or reorganise or voluntarily liquidate without ALCATEL’s prior written consent;

12.3

KBI shall promptly inform ALCATEL of litigation, arbitration, or administrative or other legal or extra judiciary proceedings filed upon it or any of its assets which may materially affect KBI’s ability to perform its obligations hereunder orALCATEL’s rights hereunder including in relation to insolvency, administration, arrest or enforcement against KBI or any of its property or assets;

12.4

promptly upon becoming aware of the same, give written notice to ALCATEL of the occurrence of any EVENT OF DEFAULT or POTENTIAL EVENT OF DEFAULT, including any EVENT OF DEFAULT or POTENTIAL EVENT OF DFAULT arising as the result of any other default of KBI under any indebtedness with an aggregate principal amount in excess of USD 2.5 million or VIMPELCOM under any indebtedness with an aggregate principal amount in excess of USD 10 million (or, to the extent not U.S. dollar denominated, the U.S. dollar equivalent of such amount as of the date of such default);

12.5

KBI shall create a charge on the EQUIPMENT and replacement thereof, to the benefit of ALCATEL as security for the payment of all amounts due to ALCATEL hereunder. Such charge shall be made in accordance with the laws of Russia and at the earliest time permitted thereunder and duly registered in KBI’s books and mentioned in KBI’s audited accounts and in KBI’s pledge book to be maintained in accordance with Russian legislation and made available to any creditor or interested third party. KBI shall be obliged to register such pledge in respect of all of the EQUIPMENT and shall promptly supply ALCATEL with a certified extract from KBI’s pledge book in respect of such registration within 21 days of delivery of the relevant EQUIPMENT;

12.6

Other than the charge defined in 12.5 above KBI shall not create or permit to exist any mortgage, security interest, title retention agreement or other lien, charge or encumbrance with respect to any piece of the EQUIPMENT and replacement thereof. KBI shall register this negative pledge in its books and in KBI’s pledge book to be maintained in accordance with Russian legislation and mention the same in its audited accounts.

12.7

KBI shall maintain the EQUIPMENT and shall take all necessary measures and precautions that are reasonably required in order to prevent direct or indirect damage or loss of such equipment, and KBI shall insure the equipment in the currency and in the amount of its purchase price; provided, that for equipment for which the purchase price was denominated in US Dollars, KBI may insure such equipment in Euros in an amount equal to the Central Bank of Russia cross rate for such US Dollar amount, determined as of the date of the agreement under which such insurance is provided;

12.8

disregarding sales of stock in trade in the ordinary course of business, KBI shall not sell, lease (other than permitted by ALCATEL by written waiver), transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not) the whole or any substantial part of the BUSINESS or its assets which materially affects KBI’s ability to perform its obligations hereunder orALCATEL’s rights under this AGREEMENT;

12.9

Other than permitted by ALCATEL by written waiver KBI shall not permit any future indebtedness for borrowed moneys, guarantee or other obligations of KBI which may materially adversely affect KBI’s ability to perform its obligations hereunder. Should KBI prefer in order to avoid any doubt to make request for Alcatel’s permission in respect to borrowings from VIMPELCOM, such permission shall be deemed to have been given by ALCATEL, if within 10 days of receipt by ALCATEL of a written request for such permission KBI has not received a written reply to its request.

12.10

Other than

(i)

with respect to equipment not subject to any lien, mortgage, pledge, charge, security interest, hypothecation or ENCUMBRANCE in favor of ALCATEL (including any EQUIPMENT released from the Pledge Agreement in accordance with the terms thereof),

(ii)

any insurance proceeds of any property covered by any lien or similar interest permitted hereunder, and

(iii)

as permitted byALCATEL in the letter waiver dated March 13, 2000

KBI will not at any time create, permit to be created, incur, assume or suffer to exist any lien, mortgage, pledge, charge, security interest, hypothecation or ENCUMBRANCE upon or with respect to any revenues or properties or with respect to the right to receive income (now existing or hereafter arising) as security for any debt of KBI;

12.11

The sums due under the DEFERRED PAYMENT FACILITY shall constitute secured obligations of KBI and shall at all times rank pan passu and without preference among themselves. The payment obligations of KBI under the DEFERRED PAYMENT FACILITY shall, save for such exceptions as may be provided by applicable legislation, at all times rank equally with all their other present and future unsecured and unsubordinated obligations. The claims of ALCATEL against KBI under the PLEDGE AGREEMENT rank in priority to the claims of all other creditors of KBI, except as may be provided by applicable legislation;

12.12

KBI will deliver to ALCATEL:

12.12.1

as soon as they become available (and in any event within 180 days of the end of each of VIMPELCOM’s fiscal years), the consolidated balance sheet of the Group as at the close of that fiscal year and the Group’s consolidated income statement of changes in financial position for that fiscal year, prepared in accordance with generally accepted principles of International Accounting Standards (lAS) or United States Generally Accepted Accounting Principles (US GAAP), applied on a basis consistent with that used in preparing the Group’s audited consolidated financial statements for prior years (or together with disclosure of changes in accounting policy since audited financial statements for prior years), certified by Ernst & Young licensed accounting firm or by another firm of independent accountants of international standing selected by VIMPELCOM and acceptable to ALCATEL as fairly presenting the financial condition of the Group on a consolidated basis as at the close of that fiscal year and the results of the Group’s operations for that fiscal year on consolidated basis (the “Annual Statements”). The certification shall include or be accompanied by a statement that, during the examination by that firm of those financial statements, the firm observed or discovered no EVENT OF DEFAULT or POTENTIAL EVENT OF DEFAULT as defined in Article 13 - Supervision & Termination - of the AGREEMENT or a detailed description of any EVENT OF DEFAULT or POTENTIAL EVENT OF DEFAULT if any is observed or discovered;

12.12.2

as soon as they become available (and in any event within 90 days of the end of the first half of each of VIMPELCOM’s financial years), copies of the Group’s financial statements for the first half of the financial year which shall contain a consolidated income statement and a consolidated balance sheet of the Group;

12.12.3

promptly, such additional financial or other information as ALCATEL may from time to time request.

For the purposes of sub-Articles 12.12.1 and 12.12.2 as well as Article 10.10 the term “Group” shall mean VIMPELCOM, its subsidiaries and subsidiary undertakings as defined in accordance with International Accounting Standards or United States Generally Accepted Accounting Principles as the case may be.

12.13

ALCATEL will have the right to audit, or to have audited, through an international audit company selected by ALCATEL, at KB l’s Premises but at ALCATEL’s expense, the fiscal statements, books and other financial documentation and information of KBI;

12.14

KBI shall not use the EQUIPMENT delivered under the FRAME CONTRACT for any other purposes than those set forth in the LICENCE; and

12.15

KBI will ensure that there is no material change in the nature of the BUSINESS (whether by a single transaction or a number of related or unrelated transactions, whether at one time or over a period of time and by disposal, acquisition or otherwise); and

12.16

KBI shall not make dividend payments to VIMPELCOM or any other direct or indirect shareholder; provided, that so long as no EVENT OF DEFAULT exists and is continuing under this AGREEMENT and no “event of default” or “guarantor default” (as defined therein) exists and is continuing under any other Deferred Payment Agreement entered into by KBI and ALCATEL or the GUARANTEE or any other Guarantee given by VIMPELCOM in favor of ALCATEL, in each case in connection with the FRAME CONTRACT, KBI may pay dividends in any year in an amount not greater than 80% of the net profit of KBI for such year.

ARTICLE 13.

SUSPENSION – TERMINATION – EVENTS OF DEFAULT

13.1

ALCATEL shall have the right at its sole discretion to terminate the DEFERRED PAYMENT FACILITY upon the occurrence of an EVENT OF DEFAULT as defined in Article 13.2 hereunder. In such case the repayment of all amounts due under the DEFERRED PAYMENT FACILITY as the case may be may be accelerated by written notice of ALCATEL and become due and payable immediately upon such notice and any other agreement between KBI and ALCATEL may be terminated byALCATEL.

ALCATEL may in its sole discretion elect not to terminate but to suspend this AGREEMENT on an EVENT OF DEFAULT. On suspension by ALCATEL of this AGREEMENT ALCATEL may agree without prejudice to its right to terminate or require repayment of all sums due in connection herewith on demand, to defer repayments of interest, capitalized interest or principal provided that interest shall continue to accrue on such sum in the manner provided herein.

13.2

The following events shall each be deemed to be an EVENT of DEFAULT under this AGREEMENT:

13.2.1

any failure by KBI to repay any amount due to ALCATEL under this AGREEMENT, the SERVICE CONTRACT or any INDENT to the FRAME CONTRACT or the Deferred Payment Agreements related thereto (Indent 5 Deferred Payment Agreement, Indent 6 Deferred Payment Agreement, Indent 7 Deferred Payment Agreement, Indent 8 Deferred Payment Agreement, Indent 9 Deferred Payment Agreement, Indent 10 Deferred Payment Agreement, Indent 11 Deferred Payment Agreement, Indent 13 Deferred Payment Agreement, Indent 14 Deferred Payment Agreement, Indent 15 Deferred Payment Agreement, the Indent 16 Deferred Payment Agreement, the Indent 17 Deferred Payment Agreement and the Indent 18 Deferred Payment Agreement), the Frame Contract dated 25 May 1996 as amended from time to time, any Indents thereto or the Deferred Payment Agreement dated 25 May 1996 as amended from time to time within ninety (90) days after the date on which it becomes due and payable;

13.2.2

any default, other than failure to repay (which if capable of remedy, is not remedied and continues for a period of 15 (fifteen) days after receipt of notice from ALCATEL requiring remedy and which may have a substantial impact on the performance hereof) in the performance of any covenant or obligation on the part of KBI under this AGREEMENT or any other agreement (in each case as amended and as further amended from time to time) between KBI and ALCATEL including the FRAME CONTRACT, any INDENT, the SERVICE CONTRACT, the Frame Contract dated 25 May 1996, any Indents thereto, the Deferred Payment Agreement dated 25 May 1996, the Indent 5 Deferred Payment Agreement dated 23 August 2000, the Indent 6 Deferred Payment Agreement dated 7 September 2000, the Indent 7 Deferred Payment Agreement dated 26 December 2000, the Indent 8 Deferred Payment Agreement dated 16 February 2001, the Indent 9 Deferred Payment Agreement dated 9 May 2001, the Indent 10 Deferred Payment Agreement dated 22 June 2001, the Indent 11 Deferred Payment Agreement dated 20 July 2001, the Indent 13 Deferred Payment Agreement dated 5 November 2001, the Indent 14 Deferred Payment Agreement dated 12 November 2001, the Indent 15 Deferred Payment Agreement dated 08 January 2002, the Indent 16 Deferred Payment Agreement dated 08 January 2002, the Indent 17 Deferred Payment Agreement dated 27 March 2002 and the Indent 18 Deferred Payment Agreement dated 17 April 2002 or the PLEDGE AGREEMENT including failure to register the pledge created in accordance with the terms of the PLEDGE AGREEMENT in respect of any EQUIPMENT, provided, however, that so long as KBI is actively pursuing the cure of such breach and has advised

ALCATEL in writing that it believes in good faith that a cure is reasonably possible within 90 (ninety) days of the occurrence of such breach, any breach of Article 12.1 shall be considered an EVENT OF DEFAULT only if such breach continues for a period of 90 (ninety) days.

13.2.3

any default (which, if capable of remedy is not remedied and continues for a period of 15 (fifteen) days after receipt of notice from ALCATEL requiring remedy) in the performance of any covenant or obligation on the part of VIMPELCOM under the GUARANTEE or the Deeds of Guarantee issued by VIMPELCOM in respect of the Indent 5 Deferred Payment Agreement dated 23 August 2000 or the Indent 6 Deferred Payments Agreement dated 7 September 2000, the Indent 7 Deferred Payment Agreement dated 26 December 2000, the Indent 8 Deferred Payment Agreement dated 16 February 2001, the Indent 9 Deferred Payment Agreement dated 9 May 2001, the Indent 10 Deferred Payment Agreement dated 22 June 2001, the Indent 11 Deferred Payment Agreement dated 20 July 2001, the Indent 13 Deferred Payment Agreement dated 5 November 2001, the Indent 14 Deferred Payment Agreement dated 12 November 2001, the Indent 15 Deferred Payment Agreement dated 08 January 2002, the Indent 16 Deferred Payment Agreement dated 08 January 2002, the Indent 17 Deferred Payment Agreeement dated 27 March 2002 and the Indent 18 Deferred Payment Agreement dated 17 April 2002 in each case between ALCATEL and KBI or the Guarantors under the Deed of Guarantee issued in respect of the Deferred Payment Agreement dated 25 May 1996 between ALCATEL and KBI as amended from time to time

13.2.4

any representation, warranty or statement by KBI in this AGREEMENT or in any document delivered hereunder or by VIMPELCOM under the GUARANTEE is not complied with or is or proves to have been incorrect when made or deemed repeated, provided, that it shall not constitute an EVENT of DEFAULT if a representation and warranty to be repeated in accordance with the last paragraph of Article 10 is incorrect unless the failure of such representation and warranty to be correct continues unremedied for a period of 15 (fifteen) days;

13.2.5

nationalisation, seizure or expropriation of KBI or a substantial part of its assets;

13.2.6

bankruptcy, voluntary liquidation, reorganisation or liquidation by decree of court of KBI;

13.2.7

(i)

default of KBI under any indebtedness with an aggregate principal amount in excess of USD 2.5 million or VIMPELCOM under any indebtedness with an aggregate principal amount in excess of USD 10 million (or, to the extent not U.S. dollar denominated, the U.S. dollar equivalent of such amount as of the date of such default)

(a)

resulting from the failure to pay principal or interest (in the case of an interest default or a default in the payment of principal other than at its stated maturity date, after the expiration of any originally applicable grace period) in an aggregate amount in excess of USD 1.25 million (in the case of KBI) or USD 5 million (in the case of VIMPELCOM, in each case or, to the extent not U.S. dollar denominated, the U.S. dollar equivalent of such amount as of the date of such default) when due; or

(b)

as a result of which the maturity of such indebtedness has been accelerated prior to its stated maturity date;

(ii)

default (howsoever described, other than as a result of the breach of a covenant to pay principal and interest) of KBI under any indebtedness with an aggregate amount in excess of USD 2.5 million or VIMPELCOM under any indebtedness with an aggregate principal amount in excess of USD 10 million (or, to the extent not U.S. dollar denominated, the U.S. dollar equivalent of such amount as of the date of such default) as a result of which the maturity of any other indebtedness may be accelerated prior to its stated maturity date.

13.2.8

imposition of any exchange control mechanism which would prevent or substantially delay receipt by ALCATEL of payments in convertible currencies (or convertible currency proceeds of conversions of payments in Rubles) by KBI to ALCATEL, if not remedied within a period of 90 (ninety) days;

13.2.9

loss or expiry of the LICENCE (or modification thereto which has an adverse impact on the financial capacity of KBI to repay any amount due to ALCATEL hereunder) for a period of more than 90 (ninety) days without the LICENSE being replaced or reinstated, or non-compliance by KBI of its obligations under the LICENCE for a period of more than 90 (ninety) days, or the termination of any material agreement, permission or consent necessary to undertake the BUSINESS encompassed by the PROJECT and this AGREEMENT for a period of more than 90 (ninety) days without the agreement, permission or consent being replaced or reinstated;

13.2.10

Taking into account VIMPELCOM’s support and the GUARANTEE a deterioration in the financial condition of KBI or of VIMPELCOM or either of the same has occurred and as a consequence thereof ALCATEL considers that KBI or VIMPELCOM or either of the same are unable or unwilling to perform their obligations in respect of their respective obligations under the GUARANTEE, or if the GUARANTEE becomes or is claimed by those persons to be, invalid and/or unenforceable or is otherwise repudiated by those persons;

13.2.11

change of ownership or control of KBI without ALCATEL’s written consent which shall not be unreasonably withheld. Change of ownership or control of KBI shall be determined in accordance with the rules of the International Accounting Standards and shall be deemed for these purposes to include, but not be limited to, the acquisition of any shares in KBI (or rights, securities or investments convertible or exchangeable into, or providing the right to acquire such shares) by any competitor of ALCATEL in the mobile telecommunications equipment manufacturing field or the making any other management, shareholders’, voting or other arrangement conferring the right on such competitor to influence materially management decisions of KBI provided that any such acquisition or arrangement made by Telenor AS (or its successors in title) or a member of the Telenor AS group shall be disregarded for this purpose;

13.2.12

other than in connection with

(i)

the imposition of any exchange control mechanism or change therein,

(ii)

any loss or expiry of the LICENCE (or modification thereto),

(iii)

non-compliance by KBI with its obligations under the LICENCE, any consent or approval necessary for the performance hereof or of the GUARANTEE is not obtained, ceases to be in full force and effect or is not complied with or will become unlawful for KBI or VIMPELCOM to perform or comply with the respective obligations hereunder or under the GUARANTEE;

13.2.13

any final judgment or order (not covered by insurance) for the payment of money in excess of USD 1 million (or, to the extent not U.S. dollar denominated, the U.S. dollar equivalent of such amount) in the aggregate for all such final judgments or orders (treating any deductibles, self-insurance or retention as not so covered) is rendered against KBI and is not paid or discharged, and there is any period of 60 (sixty) consecutive calendar days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged to exceed USD 1 million (or, to the extent not U.S. dollar denominated, the U.S. dollar equivalent of such amount) during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, is not in effect;

13.2.14

any resolution of KBI or any other person or governmental body or agency (each having such authority under applicable law) on the following matters without the approval of ALCATEL:

(i)

the appointment of an administrator in respect of KBI or the liquidation or reorganisation of KBI or presentation of any petition for the winding-up of KBI or any of its subsidiaries which is material to the BUSINESS;

(ii)

the acquisition by KBI of any assets or property (other than in the ordinary course of business) save where such acquisition has been specifically identified and approved in the annual operating budget of KBI or VIMPELCOM as amended from time to time;

(iii)

the acquisition by KBI of any charter capital or other securities of any legal person or organisation or of any business of any legal person or organisation, the disposal by KBI of any participation in the charter capital or of other securities of any other subsidiary of KBI;

(iv)

the sale or disposition of any fixed assets of KBI (other than in the ordinary course of the Business) save where a disposal has been specifically identified and approved in the annual operating budget of KBI or VIMPELCOM as amended from time to time and save as provided in the PLEDGE AGREEMENT and any pledge of the EQUIPMENT;

(v)

the giving by KBI of any guarantee or indemnity which may materially adversely affect KBI’s ability to perform its obligations hereunder;

(vi)

the making by KBI of any contract of a material nature other than in the ordinary course of its BUSINESS;

(vii)

the making by KBI of any material contract with a shareholder of KBI or affiliated person of VIMPELCOM or any variation of such a contract; provided, however, that this clause shall not apply to service agreements between KBI and VIMPELCOM as defined in the Cover Letter (as defined in that certain letter dated 15 February 2002, from KBI to and agreed and consented to by ALCATEL), concluded in the ordinary course of business. For the avoidance of doubt, this Article 13.2.14(vii) shall also not apply to agreements relating to indebtedness permitted under Article 12.9 of this AGREEMENT;

(viii)

the making of any loan or advance to any person, firm, legal persons or organisations or other business other than (x) reasonable loans or advances at arm’s length to employees of KBI for social support purposes; or (y) lending operations of not more than 6 months’ duration carried out for the purpose of the management of the current financial assets of KBI and/or VIMPELCOM and comprising deposits placed with banks, down payments for supplied goods or services (including purchases of telecommunication or related equipment) or cash advances by KBI to VIMPELCOM (such cash advances being deposits/lending repayable on demand and made for the purposes of pooling cash resources or complying with tax obligations), in each case such loan or advance to rank at least pan passu with all of VIMPELCOM’s other unsecured and unsubordinated obligations and not to be of a financing nature;

(ix)

the reduction of its charter capital or any redemption, purchase or other acquisition by KBI of any shares or other securities of KBI of an equity nature;

(x)

The taking of any action or inaction by which the charter capital of KBI falls below the minimum set by law or by which the net assets of KBI have a value lower than the charter capital of KBI at the time; or

13.2.15

the payment or declaration by KBI of any dividend or other distribution in respect of shares in KBI; however, KBI is entitled to pay dividends as outlined in Art. 12.16 hereof;

13.2.16

intentionally omitted;

13.2.17

Any Financial Covenant Event of Default has occurred and is continuing. As used in this Article 13.2.17, a “Financial Covenant Event of Default” means an Event of Default (as defined therein) under that certain Loan Agreement dated April 23, 2002 between VIMPELCOM and J.P. Morgan AG, as amended (the “J.P. Morgan Loan Agreement”), taking into account any cure period permitted thereunder, as a result of the breach of Clause 14.6 (‘Liens”), Clause 14.7 (“Incurrence of Indebtedness”) Clause 14.8 (‘Restricted Payments”) or Clause 14.9 (“Asset Sales”);

13.2.18

Any Event of Default as defined in any deferred payment agreement between ALCATEL and OJSC Vimpelcom-Region has occurred and is continuing;

13.2.19

The Services Agreement (as defined in the J.P. Morgan Loan Agreement) is terminated, or for any other reason ceases to have effect and is not replaced by the Agency Agreement (as defined in the J.P. Morgan Loan Agreement) or such Agency Agreement is terminated, or for any other reason ceases to have effect.

ARTICLE 14.

MISCELLANEOUS PROVISIONS

[intentionally omitted]

ARTICLE 15.

WAIVER - RIGHTS CUMULATIVE

Failure or delay by ALCATEL to exercise any right, power or privilege under this AGREEMENT shall not constitute waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this AGREEMENT preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

ARTICLE 16.

NOTICES

All notices, requests, demands or other communications in connection with this AGREEMENT shall be by telex, telegraph, telefax, or cable or in writing and telexed, telegraphed, cabled, insured by hand delivery, telefaxed or delivered to the intended recipient at the following addresses:

If to KBI

Att. The General Director	telephone +7 095 212 0512	telefax +7 095 214 0962
8 Marta ulitsa 10
Moscow 127083
Russian Federation

If to ALCATEL

Att. H - G Proehl (ZRV/VT)	telephone +49 711 821 42816	telefax +49 711 821 44485
Lorenzstrasse 10
70435 Stuttgart
Germany

or, as to any party, at such other address as shall be designated by such party in a notice to all other parties.

Except as otherwise expressly provided herein, all notices and other communications shall be deemed to have been duly given on the next working day of the recipient when transmitted by telex, telegram, cable or on the day of remittance when hand delivered or, in the case of insured by hand delivery on receipt.

ARTICLE 17.

LANGUAGE

This AGREEMENT has been executed in 2 counterparts in English. One executed counterpart in English has been delivered to each party to this AGREEMENT. A Russian language version of this AGREEMENT may be prepared at a future time and concluded. In the interpretation of this AGREEMENT the English text shall prevail.

All notices, requests, demands or other communications in connection with this AGREEMENT shall be in English language.

ARTICLE 18.

SUCCESSORS AND ASSIGNS

18.1

This AGREEMENT shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assignees, provided however that the parties or any of them may not assign their rights or obligations hereunder without prior written consent of the other party, except as otherwise provided in Articles 18.2 and 18.3.

18.2

ALCATEL shall have the right to assign all or part of its rights and obligations hereunder to internationally reputable financing institutions and/or Export Credit Agencies for refinancing purposes.

18.3

ALCATEL’s rights and obligations hereunder may be assigned to ALCATEL S.A., a company organised and existing under the laws of France with its head office at 54 Rue La Boetie, 75008 Paris, France or to any other company which is controlled by ALCATEL S.A upon delivery of written notice thereof to KBI.

For the purposes of this Clause 18.3 the term controlled shall mean ownership of more than fifty (50) per cent of the shares of a company with a right to vote or control through management or other agreements (a SUBSIDIARY). The term controlled shall also include a company of which more than fifty (50) per cent of the shares with a right to vote are held by a SUBSIDIARY or where such company is controlled by the SUBSIDIARY through management or other agreements.

18.4

KBI shall be fully protected in dealing solely with ALCATEL as the other party to this AGREEMENT until such time, if any, as it receives written notice of any permitted assignment under this Article 18.

ARTICLE 19.

PARTIAL INVALIDITY

Any provision of this AGREEMENT which would be prohibited or unenforceable shall not invalidate the remaining provisions hereof or affect the validity or enforceability or such provisions. The Parties shall endeavour to amend the faulty provision so that it becomes enforceable in keeping with the general intent of the Parties.

ARTICLE 20.

SOLE AGREEMENT

This AGREEMENT, when signed by the authorised representatives of all parties, shall constitute the sole agreement between them regarding the object of this AGREEMENT, superseding all prior agreements, arrangements and understandings with respect to the subject mailers of this AGREEMENT.

No amendment to this AGREEMENT or to any of the Exhibits shall be effective unless stated in writing and signed by authorised representatives of both parties.

A person who is not a party to the this AGREEMENT as amended from time to time has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this AGREEMENT except and to the extent (if any) that this AGREEMENT expressly provides for such Act to apply to any of its terms.

ARTICLE 21.

CONFIDENTIALITY

21.1

All communications between the parties, VIMPELCOM and/or any of them and all information and other materials supplied to or received by any of them from the others which is either marked confidential” or is by its nature intended to be for the knowledge of the recipient alone, and all information concerning the business transactions and the financial arrangements of the parties or VIMPELCOM with any person with whom any of them is in a confidential relationship with regard to the matter in question coming to the knowledge of the recipient shall be kept confidential by the recipient unless or until the recipient party can reasonably demonstrate that any such communication, information and material is, or part of it is, in the public domain through no fault of its own, whereupon to the extent that it is in the public domain or is required to be disclosed by law or in pursuance of employment duties or to auditors or professional advisers, this obligation shall cease.

21.2

The parties shall use all reasonable endeavours to procure the observance of the above-mentioned restrictions and shall take all reasonable steps to minimise the risk of disclosure of confidential information, by ensuring that only they themselves and such of their employees and directors whose duties will require them to possess any of such information shall have access thereto, and will be instructed to treat the same as confidential.

21.3

The obligation contained in this Article 21 shall endure, even after the termination of this AGREEMENT, without limit in point of time except and until such confidential information enters the public domain as set out above.

21.4

Notwithstanding Articles 21.1 to 21.3, the parties and VIMPELCOM may at any time disclose any such information and communications only to third parties concerned

(i)

at the lawful request of any Governmental or Regulatory Authority;

(ii)

when required to do so in accordance with the provisions of applicable law, rule or regulation;

(iii)

to the parties’ and VIMPELCOM’s independent auditors, counsel and other professional advisers on a “need to know” basis; or

(iv)

to any person to whom ALCATEL transfers, or may potentially transfer, any of its rights or obligations hereunder.

ARTICLE 22.

LAW AND JURISDICTION

This AGREEMENT shall be governed by and construed and interpreted in accordance with the laws of England.

Any dispute which cannot be settled amicably shall be finally settled under the rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbitrators, designated in accordance with the said rules. The award shall be finally binding on the Parties. The arbitration shall take place in Geneva in English.

IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT to be executed by their duly authorised representatives.

ALCATEL SEL AG	Open joint stock company “KBI Impuls”

Name: Helmut Bast	Name: Sergey Avdeev

Signature:	Signature:

Name: Christian Lacroix	Name: Dmitriy Steshchenko

(Chief Accountant)

Signature:	Signature:

Slide	Title	Contents of slide

1	Cover

2	Key milestones in VimpelCom’s History

Quick timeline from say Nov 1996 with the key events in VIP’s history: NYSE listing, launch of GSM network, Telenor investment, financial crisis, CB and equity issue, return to profitability, 1 million,. 2 million, 3 million etc subscriber mark, alliance w

3	Telenor and Alfa: two complimentary strategic partners	Summary of what each partner has brought and is bringing to the table

4	VimpelCom’s regional strategy	VIP-R separate company, aggressive nationwide expansion, Moscow market saturation, leverage Alfa’s expertise

5	2001: the launch of VimpelCom-Region	Description of the 2001 transaction with Alfa

6	VinpelCom-Region (continued)	Post-transaction ownership of VIP and VIP-R (assuming third VIP-R tranche paid) plus details of provisions for the merger (1:1 etc)

7	Regional growth	Chart showing quarterly subscriber growth for both Moscow and regions. Absolutegrowth in the regions but also regions growing as a % of VIP’s subscriber base

8	Regional growth (continued)	Same charts but focusing on revenues and EBITDA rather than subscribers

9	Market perceptions of VimpelCom and VimpelCom-Region	Share price graph from December 1998 to date with arrows highlighting key events (Telenor, Alfa etc.) plus a couple of bullet point comments on the market’s view of VIP

10	Accelerating the VIP/VIP-R merger – why now?	Favourable market conditions, greater exposure to the regions, greater flexibility in financing, simplified corporate structure, the market will welcome the merger

11	A “fair” set of merger terms	Summary of valuation analysis and swap ratio plus tables showing pre- and post-merger ownership of VIP (assuming Alfa keeps the prefs)

12	Repurchase of preferred shares	Summary of where we are with the wretched prefs

13	Indicative timetable	June 2003 to April 2004

14	Outstanding issues and challenges	1. Prefs 2. EGM approval process